SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1
_____________________

Reckson Operating Partnership, L.P.
(Name of Subject Company (Issuer))
_____________________

Reckson Operating Partnership, L.P.
(Names of Filing Persons (Issuer))
_____________________

4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)

75621LAJ3
(CUSIP Numbers of Class of Securities)
_____________________

Andrew S. Levine
420 Lexington Avenue
New York, New York  10170
(212) 594-2700

Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000
 (Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_____________________

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$81,381,000	$5,802.47**

*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $81,381,000. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	None	Filing Party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Original Schedule TO"), originally filed with the Securities and Exchange Commission (the "SEC") on May 10, 2010, by Reckson Operating Partnership, L.P. (the "Company"). This Schedule TO relates to the right of each holder (each, a "Holder") of the Company's 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures") to sell, and the obligation of the Company to purchase, the Debentures upon the terms and subject to the conditions set forth in the Indenture, dated as of March 26, 1999, among the Company, Reckson Associates Realty Corp. and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York), as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of January 25, 2007, by and among the Company, Reckson Associates Realty Corp., the Trustee and SL Green Realty Corp., (the "Indenture"). The right of a Holder to require the Company to purchase the Debentures, as described in the Company Notice to Holders of the 4.00% Exchangeable Senior Debentures due 2025 issued by the Company, dated May 10, 2010 (as amended from time to time, the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the "Put Option."

This Amendment amends only the items in the Original Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO. All capitalized terms in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Original Schedule TO. You should read this Amendment No. 1 to the Schedule TO together with the Original Schedule TO and the Company Notice.

This Amendment No. 1 and the Original Schedule TO, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The information in the Company Notice is incorporated by reference as set forth below.

Item 11.     Additional Information.

On May 13, 2010, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.  So as to incorporate that filing by reference into the Company Notice, the information under the caption "Additional Information" in the Company Notice is hereby amended and restated, in full, by the following language:

8.      Additional Information. We and SL Green file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we or SL Green file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our and SL Green's SEC filings are also available at the SEC's website at http://www.sec.gov.

We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The following documents of SL Green filed with the SEC pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof:

Document	Period

Annual Report on Form 10-K (File No. 1-13199)	Year ended December 31, 2009

Quarterly Report on Form 10-Q (File No. 1-13199)	Three months ended March 31, 2010

Current Reports on Form 8-K	January 14, 2010, January 20, 2010, March 11, 2010, March 16, 2010, April 2, 2010 and April 27, 2010

Definitive Proxy Statement on Schedule 14A (File No. 1-13199)	April 29, 2010

Amendment No. 1 to the Definitive Proxy Statement on Schedule 14A (File No. 1-13199)	April 30, 2010

The following documents of the Company filed with the SEC pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof:

Document	Period

Annual Report on Form 10-K (File No. 033-84580)	Year ended December 31, 2009

Quarterly Report on Form 10-Q (File No. 033-84580)	Three months ended March 31, 2010

Current Reports on Form 8-K	March 11, 2010 and March 16, 2010

All documents The Company and SL Green file with the SEC shall be deemed to be incorporated by reference in this Company Notice and to be a part hereof from the date of the filing or furnishing of such documents. Any statement contained in a document incorporated, or deemed to be incorporated, by reference herein or contained in this Company Notice shall be deemed to be modified or superseded for purposes of this Company Notice to the extent any statement contained herein or in any subsequently filed or furnished document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

In addition, this Company Notice constitutes a part of the Schedule TO filed by the Company with the SEC on May 10, 2010 pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference in this Company Notice. The Company will, to the extent required by applicable laws and regulations, file an amendment to the Schedule TO to incorporate by reference future periodic filings the Company or SL Green makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

We will provide without charge to each person to whom a Company Notice is delivered, upon the written request of such person, a copy of any and all of the information incorporated by reference in this Company Notice (excluding exhibits to such information unless such exhibits are specifically incorporated by reference herein). Requests should be directed to the Paying Agent at its address set forth on the front cover page of this Company Notice. The information contained or incorporated by reference in this Company Notice does not purport to be complete and should be read together with the information contained in the incorporated documents.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Company Notice and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Paying Agent.  You should rely only on the information contained or incorporated by reference in this Company Notice or to which we have referred you.

Item 12.     Exhibits.

Item 12 of the Original Schedule TO is hereby amended and restated as follows so as to incorporate by reference Reckson's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the SEC on May 13, 2010:

Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated May 10, 2010.
(a)(5)(A)*	Announcement of Reckson's launch of the Put Option, dated May 10, 2010, posted on the Company's website.
(a)(5)(B)	Reckson’s Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2010, filed with the Securities and Exchange Commission on May 13, 2010.
(b)	Not applicable.
(d)(1)*
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999.

(d)(2)*
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green Realty Corp.'s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(3)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.
(d)(4)*
Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(5)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp, and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010.

(d)(6)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(7)*
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(8)*	Independent Directors' Deferral Plan, incorporated by reference to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(9)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.
* previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECKSON OPERATING PARTNERSHIP, L.P. By: Wyoming Acquisition GP LLC

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Director

Dated: May 13, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated May 10, 2010.
(a)(5)(A)*	Announcement of Reckson's launch of the Put Option, dated May 10, 2010, posted on the Company's website.
(a)(5)(B)	Reckson’s Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2010, filed with the Securities and Exchange Commission on May 13, 2010.
(b)	Not applicable.
(d)(1)*
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999.

(d)(2)*
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green Realty Corp.'s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(3)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.
(d)(4)*
Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(5)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp, and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010.

(d)(6)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(7)*
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(8)*	Independent Directors' Deferral Plan, incorporated by reference to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(9)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.